Exhibit 99.1

REPORT UNDER
NATIONAL INSTRUMENT 52-102
Report of voting results

To the securities regulatory authorities of each of the Provinces and Territories of Canada

In accordance with section 11.3 of NI 51-102 – Continuous Disclosure Obligations, the following sets out the voting results obtained at the annual meeting of unitholders of Central GoldTrust (the “Trust”) held on April 29, 2010.

1.	Election of Directors

Each of the nominees listed in the Information Circular was elected as a Trustee of the Trust. Individual Trustee results are set out below.

Nominee	FOR	% FOR	WITHHELD	% WITHHELD

Brian E. Felske	2,756,895	99%	43,668	1%
Bruce D. Heagle	2,756,895	99%	31,135	1%
Ian M.T. McAvity	2,756,895	99%	41,171	1%
Robert R. Sale	2,756,895	97%	88,720	3%
J.C. Stefan Spicer	2,756,895	96%	113,668	4%
Philip M. Spicer	2,756,895	99%	31,560	1%

2.	Appointment of Auditors

Ernst & Young LLP was appointed as auditors of the Trust.

FOR	% FOR	WITHHELD	% WITHHELD

6,794,722	98%	105,992	2%

Dated this 2nd day of June, 2010.

“John S. Elder”
Name: John S. Elder
Title: Secretary